UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: April 28, 2011

For immediate release

April 28, 2011

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Announcement of Appointment of Corporate Officers

Makita Corporation announces that its Board of Directors, at a meeting held today, has appointed two corporate officers in order to ensure swift implementation of global production strategies.

Newly appointed corporate officers (scheduled to take effect on June 28, 2011)

Name	New Title	Present Title
Tim Donovan	Corporate Officer of Makita Corporation (Japan) President of Makita Corporation of America (U.S. Plant) and in charge of Brazil Plant	Vice President and Officer of Makita Corporation of America
Paul Harris	Corporate Officer of Makita Corporation (Japan) Managing Director of Makita Manufacturing Europe, Ltd. (U.K. Plant) and in charge of Romania Plant	Operating Director of Makita Manufacturing Europe, Ltd.

New management system (Date of assuming offices: June 28, 2011)

1. Directors

Name	Official Title	Position
Masahiko Goto	President, Representative Director
Yasuhiko Kanzaki	Director, Managing Corporate Officer	In charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East and Africa Region
Tadayoshi Torii	Director, Managing Corporate Officer	In charge of Production and General Manager of Production Headquarters
Shiro Hori	Director, Managing Corporate Officer	In charge of International Sales and General Manager of International Sales Headquarters: America, Asia, and Oceania Region
Tomoyasu Kato	Director, Corporate Officer	General Manager of Research and Development Headquarters
Tadashi Asanuma	Director, Corporate Officer	In charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters
Hisayoshi Niwa	Director, Corporate Officer	General Manager of Quality Headquarters
Shinichiro Tomita	Director, Corporate Officer	General Manager of Purchasing Headquarters
Tetsuhisa Kaneko	Director, Corporate Officer	General Manager of Production Headquarters (in charge of China Plant)
Yoji Aoki	Director, Corporate Officer	General Manager of Administration Headquarters
Motohiko Yokoyama	Outside Director

Note: Mr. Motohiko Yokoyama as an outside Director is Representative Director and Vice Chairman of JTEKT Corporation.

2. Corporate officers
Name	Official Title	Position
Zenji Mashiko	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
Toshio Hyuga	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Osaka Area
Hiroshi Okamoto	Corporate Officer	President of Makita U.S.A. Inc
Tamiro Kishima	Corporate Officer	Senior Managing Director of Dolmar G.m.b.H
Tim Donovan	Corporate Officer	President of Makita Corporation of America and in charge of Brazil Plant
Paul Harris	Corporate Officer	Managing Director of Makita Manufacturing Europe, Ltd. and in charge of Romania Plant

English Translation of press release originally issued in Japanese